# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southland Holdings, Inc., CIK 0001883814
CUSIP: 84445C100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 06/03/2024
Amends the filing with accession number 0001829126-23-001667
Filed by CIK 0001965926
Persons authorized to receive notices and communications: Walter Timothy "Tim" Winn, 1100 Kubota Drive, Grapevine, Texas (TX), 76051, (817) 293-4263

## Reporting persons
- Walter Timothy "Tim" Winn (CIK 0001965926): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,921,544; shared voting power 0; sole dispositive power 1,921,544; shared dispositive power 0; aggregate amount beneficially owned 1,921,544 (3.5% of the class)
  Comment: The amounts reported in boxes 7, 9 and 11 represent 1,921,544 shares of common stock, par value $0.0001 per share ("Common Stock"), of Southland Holdings, Inc. (the "Company") held directly by the Reporting Person.
  The percentage in box 13 is based on 54,113,036 shares of Common Stock of the Company outstanding as of November 3, 2025 reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2025 filed with the SEC on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Southland Holdings, Inc.
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on February 24, 2023 (the "Schedule"), as amended and supplemented by Amendment No. 1 to the Schedule filed with the SEC on December 31, 2024 ("Amendment No. 1"), relating to the shares of Common Stock of the Company. Except as otherwise provided herein, the Schedule and Amendment No. 1 remain unchanged. In Amendment No. 1, it was incorrectly reported that the Reporting Person beneficially owned 1,675,863 shares of Common Stock of the Company held by irrevocable trusts established for the benefit of his children (the "Children Trusts"). The Reporting Person previously had a power of substitution with respect to each of the Children Trusts, pursuant to which he had the right to reacquire or exchange Common Stock of the Company held in each of the Children Trusts by substituting other property of an equivalent value (the "Right of Substitution"). The Reporting person also previously served as trustee of the Children Trusts. The Reporting Person executed a Release of Power of Substitution for each of the Children Trusts effective as of June 3, 2024 (the "Releases"), thereby relinquishing his Right of Substitution with respect to each of the Children Trusts and resigned as trustee of the Children Trusts. As a result, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company held in any of the Children Trusts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Amendment No. 2 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page of this Amendment No. 2 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Peron has not effected any transactions in the class of securities reported on during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the Company on June 3, 2024.

## Signatures
- Walter Timothy "Tim" Winn: /s/ Walter Timothy "Tim" Winn, Walter Timothy "Tim" Winn (11/14/2025)